WF Holding Limited

Lot 3893, Jalan 4D, Kg. Baru Subang

Seksyen U6, 40150 Shah Alam, Selangor, Malaysia

August 14, 2024

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Nicholas O’Leary

Re:	WF Holding Ltd

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted July 10, 2024

CIK No. 0001980210

Ladies and Gentlemen:

We hereby submit the responses of WF Holding Limited (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 26, 2024, providing the Staff’s comments with respect to the Company’s draft Registration Statement on Form F-1 (as amended, the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 1 to Draft Registration Statement on Form F-1

Cover Page

1.	We note your response to prior comment 1 and reissue it. Please note that you must identify the number of shares being offered pursuant to Item 501(b)(2) of Regulation S-K. Your disclosure appears to make the offering size dependent upon the offering price; for instance, and without limitation, “The actual number of shares we will offer will be determined based on the actual initial public offering price.” Refer to Rule 430A, Rule 424(b), and Questions 227.02 and 227.03 of the Securities Act Rules Compliance and Disclosure Interpretations for additional guidance.

Response: The Company respectfully acknowledges the Staff’s comment and to avoid confusion, has deleted the following sentence from the cover page: “The actual number of shares we will offer will be determined based on the actual initial public offering price.” The Company will identify the number of shares to be offered in a pre-effective amendment to the Registration Statement as soon as the initial public offering price range is determined prior to the effective date of the Registration Statement.

Use of Proceeds, page 27

2.	We note your disclosures on pages 4 and 45 that you plan to use a portion of “the net proceeds from this offering to finance the acquisition of an FRP extruder company and other businesses or companies that complement our product offering.” Please revise your disclosure in this section to provide the information required by Item 3.C of Form 20-F.

Response: We have revised our disclosures on pages 4 and 47 and deleted the statement that “the net proceeds from this offering to finance the acquisition of an FRP extruder company” as we have not identified any specific acquisition targets or entered into any letter of intent, agreement or other undertakings for such planned acquisitions. Specifically, we state instead that we may also expand our product offerings through acquisitions of businesses or companies that complement our product offerings.

Capitalization, page 29

3.	Please update the capitalization table as of a date no earlier than 60 days prior to the date of the document. Refer to Item 3.B of Form 20-F.

Response: We have updated the capitalization table on page 29 as of June 30, 2024.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 33

4.	Please revise to discuss your material cash requirements in the short-term and separately in the long-term, including your leases and your term loans as disclosed on pages F-17 and 34, respectively. Refer to Item 5.B.3 of Form 20-F.

Response: We have revised our disclosures on page 35 to discuss our material cash requirements in the short-term and separately in the long-term.

Business

Customers, Sales and Marketing, page 44

5.	We note your revisions in response to prior comment 13 and reissue in part. Please address the part of that comment requesting disclosure as to your expected timing, milestones, and material obstacles to overcome in expanding your operations in Malaysia and Australia. Further, we note your disclosure that for the year ended December 31, 2023, approximately 43% of your revenues were generated from sales in Malaysia, whereas in the prior year approximately 70% of your revenues were generated from sales in Malaysia. This disclosure appears inconsistent with your response that you intend to expand your operations in Malaysia. Please revise to clarify. Finally, please revise your MD&A to identify any related trend information that is reasonably likely to have a material effect on your results of operations or financial condition.

Response: We have revised our disclosures on page 46 to disclose our expected timing, milestones, and material obstacles to overcome in expanding your operations in Malaysia and Australia, respectively. We respectfully advise the Staff that while we intend to expand our operations in both Malysia and Australia, we experienced a significant increase of revenues generated from overseas markets in 2023 as compared with 2022. As explained MD&A on page 32, our revenues generated from Malaysia reduced due to our limited production capacity, which is attributable to the constraints of our production spaces and manpower. As a result, our production planning was based on the first-come, first-served basis, and in 2023 most orders from overseas were received earlier that those from domestic customers. In addition, we have revised our MD&A on page 35 and identified related trend information that is reasonably likely to have a material effect on your results of operations or financial condition.

Related Party Transactions, page 58

6.	We note your revisions in response to prior comment 15. Please update this section to also provide the information as of the date of the document. Refer to Item 7.B of Form 20-F.

Response: We have updated this section on page 60 to provide the information as of the date of the Registration Statement. Specifically, according to Item 7.B. 2 of Form 20-F, we provided up to date information regarding the outstanding loan amounts due to company officers and major shareholders.

General

7.	We note your response to prior comment 10. Please further revise your disclosure and/or exhibit index to clarify whether the two term loan agreements and their respective ancillary agreements are filed as exhibits.

Response: We have revised our disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Registration Statement on page 34 to reference the loan agreements and ancillary agreements that are filed as exhibits to the Registration Statement.

8.	We note your response to prior comment 17. Please further address the following

●	Revise the cover page and summary of each prospectus to disclose the number of shares being offered in the other offering.

Response: As indicated before, we will disclose the number of shares being offered in the initial public offering in each prospectus in a pre-effective amendment to the Registration Statement as soon as the initial public offering price range is available.

●	Identify the number of shares being offered in the resale offering on page 8.

Response: We have identified the number of shares being offered in the resale offering on page 8.

●	Disclose whether the resale offering is conditioned upon the initial public offering and/or Nasdaq listing.

Response: We have revised our disclosures and disclosed that the resale offering is conditioned upon the initial public offering and the Nasdaq listing on page 8 and the cover page of the resale prospectus.

●	Disclosure on page 57 indicates none of the shareholders listed in the beneficial ownership table are participating in the resale offering, yet these shareholders own 100% of your outstanding shares; revise as appropriate to reconcile this apparent inconsistency.

Response: Since certain original shareholders of the Company have transferred some of their shares to third party individuals, we have revised our disclosures on page Alt-3 to identify the selling shareholders in the resale prospectus. We have also updated our disclosures on pages 59 and 61 with respect to our principal shareholders and the number of shareholders of record, respectively.

9.	We note that six shareholders are listed in the table of beneficial ownership on page 57, with disclosure indicating that none are participating in the resale offering, yet disclosure on page 59 indicates that you have six shareholders of record. Please revise to reconcile this apparent inconsistency, or otherwise explain in your tables of beneficial ownership and selling shareholders how the resale shares are held.

Response:  As explained above, certain original shareholders transferred some of their shares to third party individuals. We have revised our disclosures on page Alt-3 to identify the selling shareholders in the resale prospectus. These selling shareholders are not subject to the lock-agreement with the underwriters. We have also updated our disclosures on pages 59 and 61 with respect to our principal shareholders and the number of shareholders of record, respectively.

10.	Many of the comments contained in this letter have numerous components. To facilitate the staff’s analysis of your disclosure, your response letter should separate each comment and component and reproduce the disclosure and the specific location in your filing where you believe the SEC’s concern is addressed, including page number references.

Response: We have revised our disclosures according to the Staff’s comments.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Kevin (Qixiang) Sun of Bevilacqua PLLC at 202-869-0888 (ext. 101).

Sincerely,

WF Holding Limited

By:	/s/ Chee Hoong Lew
Chee Hoong Lew
Chief Executive Officer

cc:	Kevin (Qixiang) Sun, Esq.

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